UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 19, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-2751431
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares; Series 356 Class A Ordinary Shares; Series 361 Class A Ordinary Shares; Series 363 Class A Ordinary Shares; Series 366 Class A Ordinary Shares; Series 367 Class A Ordinary Shares; Series 368 Class A Ordinary Shares; Series 376 Class A Ordinary Shares; Series 380 Class A Ordinary Shares; Series 381 Class A Ordinary Shares; Series 383 Class A Ordinary Shares; Series 385 Class A Ordinary Shares; Series 387 Class A Ordinary Shares; Series 389 Class A Ordinary Shares; Series 391 Class A Ordinary Shares; Series 392 Class A Ordinary Shares; Series 393 Class A Ordinary Shares; Series 395 Class A Ordinary Shares; Series 403 Class A Ordinary Shares; Series 404 Class A Ordinary Shares; Series 405 Class A Ordinary Shares; Series 407 Class A Ordinary Shares; Series 412 Class A Ordinary Shares; Series 416 Class A Ordinary Shares; Series 418 Class A Ordinary Shares; Series 419 Class A Ordinary Shares; Series 422 Class A Ordinary Shares; Series 424 Class A Ordinary Shares; Series 425 Class A Ordinary Shares; Series 426 Class A Ordinary Shares; Series 427 Class A Ordinary Shares; Series 428 Class A Ordinary Shares; Series 433 Class A Ordinary Shares; Series 434 Class A Ordinary Shares; Series 435 Class A Ordinary Shares; Series 437 Class A Ordinary Shares; Series 440 Class A Ordinary Shares; Series 448 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

A copy of materials used on www.masterworks.com relating to the ongoing offering of Class A Ordinary Shares of Series 363 pursuant to Regulation A of the Securities Act of 1933, as amended, is attached to the Form 1-U as Exhibit 15(b). In addition, a copy of a promotional email correspondence for Series 363 and Series 440 sent to certain potential investors is attached to the Form 1-U as Exhibit 99.1 and 99.2, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

15(b)	Series 363 website materials.

99.1	Series 363 promotional email correspondence.

99.2	Series 440 promotional email correspondence.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 4, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: August 19, 2024